Micron Technology, Inc.
8000 S. Federal Way
Boise, Idaho 83716-9632

        June 7, 2006

Mr. Tim Buchmiller
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  Micron Technology, Inc.—Acceleration Request
  Registration Statement On Form S-4 (File No. 333-134799)

Ladies and Gentlemen:

        Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the "Securities Act"), Micron Technology, Inc., a Delaware corporation (the "Company"), hereby requests acceleration of the effective date of its registration statement on Form S-4 (File No. 333-134799) (the "Registration Statement"), relating to the registration of 6,117,887 shares of the Company's common stock, par value $0.10 per share, so that the Registration Statement may be declared effective at 12:00 p.m. E.D.T. on Thursday, June 8, 2006, or as early as practicable thereafter on such date.

        The Company acknowledges that:

  •
  should the Securities and Exchange Commission (the "Commission") or the Staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We request that we be notified of such effectiveness by a telephone call to Celeste E. Greene of Skadden, Arps, Slate, Meagher & Flom LLP at (415) 984-6460 and that such effectiveness also be confirmed in writing.

        The undersigned registrant hereby confirms that it is aware of its obligations under the Securities Act.

Very truly yours,
MICRON TECHNOLOGY, INC.
By:	/s/ Roderic W. Lewis Vice President of Legal Affairs, General Counsel and Corporate Secretary
cc:
Celeste E. Greene, Skadden, Arps, Slate, Meagher & Flom LLP
Beatrice E. Solis, Micron Technology, Inc.